SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             EPL Technologies, Inc.
                                (Name of Issuer)

                         Common Stock, $ .001 par value
                         (Title of Class of Securities)

                                  268920204000
                                 (CUSIP Number)

                              Ely D. Tendler, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 6 , 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               Page 1 of 13 pages
                        Exhibit Index appears on page 11

                                  SCHEDULE 13D

CUSIP No. 268920204000                                        Page 2 of 13 Pages
-------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        G.M.H., INC. 13-3104199
-------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)

        (b) SEE ITEM 5
-------------------------------------------------------------------------------
3)      SEC USE ONLY
-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------------------------------------------------------------------
        NEW YORK
        NUMBER                 7)     SOLE VOTING POWER
        OF                            4,370,487.5 (See Item 5)
        SHARES               ---------------------------------------------------
        BENEFICIALLY           8)     SHARED VOTING POWER
        OWNED BY                      (See Item 5)
        EACH                 ---------------------------------------------------
        REPORTING              9)     SOLE DISPOSITIVE POWER
        PERSON                        4,370,487.5 (See Item 5)
        WITH                 ---------------------------------------------------
                               10)    SHARED DISPOSITIVE POWER
                                      (See Item 5)
-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5)
-------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 268920204000                                       Page 3 of 13 Pages
-------------------------------------------------------------------------------

1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        JOSEPH GIAMANCO
-------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)

        (b) SEE ITEM 5
-------------------------------------------------------------------------------
3)      SEC USE ONLY
-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

        PF
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
-------------------------------------------------------------------------------
        NUMBER                 7)     SOLE VOTING POWER
        OF                            3,227,412.5 (See Item 5)
        SHARES            -----------------------------------------------------
        BENEFICIALLY           8)     SHARED VOTING POWER
        OWNED BY                      (See Item 5)
        EACH              -----------------------------------------------------
        REPORTING              9)     SOLE DISPOSITIVE POWER
        PERSON                        3,227,412.5 (See Item 5)
        WITH              -----------------------------------------------------
                               10)    SHARED DISPOSITIVE POWER
                                      (See Item 5)
-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5)
-------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 268920204000                                       Page 3 of 13 Pages
-------------------------------------------------------------------------------

1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------

        RONALD J. MENELLO

-------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)

        (b) SEE ITEM 5
-------------------------------------------------------------------------------

3)      SEC USE ONLY

-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

        PF
-------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
-------------------------------------------------------------------------------
        NUMBER               7)       SOLE VOTING POWER
        OF                            20,000
        SHARES            ------------------------------------------------------
        BENEFICIALLY         8)       SHARED VOTING POWER
        OWNED BY                      (See Item 5)
        EACH              ------------------------------------------------------
        REPORTING            9)       SOLE DISPOSITIVE POWER
        PERSON                        20,000
        WITH              ------------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      (See Item 5)
-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5)
-------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 268920204000                                        Page 3 of 13 Pages

--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        GARY A. HERMAN
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)

        (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY
--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
        NUMBER                 7)   SOLE VOTING POWER
        OF                           15,000
        SHARES
        BENEFICIALLY           8)    SHARED VOTING POWER
        OWNED BY                     (See Item 5)
        EACH
        REPORTING              9)    SOLE DISPOSITIVE POWER
        PERSON                       15,000
        WITH
                               10)   SHARED DISPOSITIVE POWER
                                     (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  Schedule 13D

Item 1. Security and Issuer.

                  This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock"), of EPL Technologies, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 2 International Plaza, Suite 245, Philadelphia, Pennsylvania, 19113-1507.

Item 2. Identity and Background.

                  (a) - (c) This Statement is being filed by G.H.M., Inc., ("G.H.M."), Joseph Giamanco, Ronald J. Menello and Gary A. Herman. G.H.M., Joseph Giamanco, Ronald J. Menello, and Gary A. Herman are collectively referred to as the "Reporting Persons."

                  G.H.M. is a New York corporation engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk-arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and (iii) the purchase of securities in entities which appear to be undervalued.

                  Joseph Giamanco holds a 52% ownership interest in G.H.M. and is the President and CEO of G.H.M. Ronald Menello holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. Gary A. Herman holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M.

                  The business address and the address of the principal executive office of G.H.M. is 74 Trinity Place, New York, New York 10006. The business address of Joseph Giamanco, Ronald J. Menello and Gary A. Herman is c/o G.H.M., Inc., 74 Trinity Place, New York, New York 10006.

                  The name, business address and present principal occupation or employment of each of the executive officers and directors of G.H.M., including Joseph Giamanco, Ronald J. Menello and Gary A. Herman are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

                  (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The shares of Common Stock reported to be owned by G.H.M., and Joseph Giamanco were acquired in the open market and pursuant to the Subscription Agreements (the "Subscription Agreements") dated December 3, 1999, between G.H.M. and Joseph Giamanco, respectively, and EPL Technologies, Inc., pursuant to the Securities Purchase Agreements (the "Securities Purchase Agreements"), dated December 9, 1999, between G.H.M. and Joseph Giamanco, respectively, and Halifax Fund, L.P., an unaffiliated third party, pursuant to the Securities Conversion Agreements (the "Securities Conversion Agreements"), dated December 9, 1999, between G.H.M. and Joseph Giamanco, respectively, and EPL Technologies, Inc., and pursuant to the Warrant Agreements (the "Warrant Agreements"), dated December 9, 1999, between G.H.M. and Giamanco, respectively, and EPL Technologies, Inc. The shares of Common Stock reported to be owned by Ronald J. Menello and Gary A. Herman were acquired in the open market. The total cost of the reported shares by G.H.M., Joseph Giamanco, Ronald J. Menello and Gary Herman was $2,412,625, $2,853,074, $49,930 and $147,194, respectively. Such costs were funded out of personal funds (and in the case of G.H.M., Inc., working capital), which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

                  The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

                  Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) The Reporting Persons beneficially own an aggregate of 7,632,900 shares of Common Stock, representing approximately 26.71% of the Common Stock outstanding. G.H.M. owns 4,370,487.5 of such shares, representing approximately 15.29% of the Common Stock outstanding, which number of shares includes immediately exercisable five-year warrants to purchase 1,000,000 shares at an exercise price of $0.5170 per share. Joseph Giamanco owns 3,227,412.5 of such shares, representing approximately 11.29% of the Common Stock outstanding, which number of shares includes immediately exercisable five-year warrants to purchase 1,000,000 shares at an exercise price of $0.5170 per share. Ronald J. Menello owns 20,000 of such shares, representing approximately 0.07% of the Common Stock outstanding.

Gary A. Herman owns 15,000 of such shares, representing approximately 0.05% of the Common Stock outstanding.

                  (b) By reason of his position as president and chief executive officer of G.H.M., and his 52% ownership interest in G.H.M., Joseph Giamanco may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. By reason of his position as senior vice president of G.H.M, and his 24% ownership interest in G.H.M., Ronald J. Menello may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. By reason of his position as senior vice president of G.H.M. and his 24% ownership interest in G.H.M., Gary A. Herman may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) G.H.M., Inc., disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco, Ronald J. Menello and Gary A. Herman, (ii) Joseph Giamanco disclaims beneficial ownership of all shares of Common Stock beneficially owned by Ronald
J. Menello, Gary A. Herman, and G.H.M., except to the extent of Mr. Giamanco's actual economic interest in G.H.M., (iii) Ronald J. Menello disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco, Gary A. Herman and G.H.M., except to the extent of Mr. Menello's actual economic interest in G.H.M., and (iv) Gary A. Herman disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco, Ronald J. Menello and G.H.M., except to the extent of Mr. Herman's actual economic interest in G.H.M.

                   (c) Except for the transactions set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. Such transactions were effected in the open market, pursuant to the Subscription Agreements, dated December 3, 1999, pursuant to the Securities Purchase Agreements, dated December 9, 1999, pursuant to the Securities Conversion Agreements, dated December 9, 1999, and pursuant to the Warrant Agreements, dated December 9, 1999.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with the Subscription Agreements, Securities Purchase Agreements, Securities Conversion Agreements and Warrant Agreements, each of G.H.M. and Mr. Giamanco have been granted certain registration and other rights as more fully set forth in the forms of such agreements attached hereto as Exhibits.

                  In addition, pursuant to the Warrant Agreements, each of G.H.M. and Mr. Giamanco hold immediately exercisable five-year warrants to purchase 1,000,000 shares of EPL Technologies Common Stock at an exercise price of $0.5170 per share, and other rights as more fully set forth in the forms of such agreements attached hereto as Exhibits.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1        Agreement of joint filing pursuant to Rule 13d-1(f)
                  promulgated under the Securities Exchange Act of 1934, as amended.

Exhibit 2 Subscription Agreement, dated December 3, 1999, between G.H.M., Inc., and EPL Technologies, Inc.

Exhibit 3 Subscription Agreement, dated December 3, 1999, between Joseph Giamanco and EPL Technologies, Inc.

Exhibit 4 Letter of Understanding, dated as of December 3, 1999, among EPL Technologies, Inc., G.H.M., Inc., and Joseph Giamanco.

Exhibit 5 Securities Purchase Agreement, dated December 9, 1999, between G.H.M., Inc., and Halifax Fund, L.P.

Exhibit 6 Securities Purchase Agreement, dated December 9, 1999, between Joseph Giamanco and Halifax Fund, L.P.

Exhibit 7 Securities Conversion Agreement, dated December 9, 1999, between G.H.M., Inc., and EPL Technologies, Inc.

Exhibit 8 Securities Conversion Agreement, dated December 9, 1999, between Joseph Giamanco and EPL Technologies, Inc.

Exhibit 9 Warrant Agreement, dated December 9, 1999, between G.H.M., Inc., and EPL Technologies, Inc.

Exhibit 10 Warrant Agreement, dated December 9, 1999, between Joseph Giamanco and EPL Technologies, Inc.

Exhibit 11 Warrant Agreement (for additional warrants), dated December 9, 1999, between G.H.M., Inc., and EPL Technologies, Inc.

Exhibit 12 Warrant Agreement (for additional warrants), dated December 9, 1999, between Joseph Giamanco and EPL Technologies, Inc.

                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 16, 1999

                                            G.H.M., INC.

                                            By: Joseph Giamanco, as President of
                                                G.H.M., Inc.

                                            /s/ Joseph Giamanco
                                            Name:  Joseph Giamanco

                                            Joseph Giamanco

                                            /s/ Joseph Giamanco
                                            Name:  Joseph Giamanco

                                            Ronald J. Menello

                                            /s/ Ronald J. Menello
                                            Name:  Ronald J. Menello

                                            Gary A. Herman

                                            /s/ Gary A. Herman
                                            Name:  Gary A. Herman

                                  EXHIBIT INDEX


EXHIBIT               DESCRIPTION                                          PAGE
-------               -----------                                          ----

1 Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended
2 Subscription Agreement, dated December 3, 1999, between G.H.M., Inc., and EPL Technologies, Inc.
3        Subscription Agreement, dated December 3, 1999, between
         Joseph Giamanco and EPL Technologies, Inc.
4 Letter of Understanding, dated as of December 3, 1999, among EPL Technologies, Inc., G.H.M., Inc., and Joseph Giamanco.
5 Securities Purchase Agreement, dated December 9, 1999, between G.H.M., Inc., and Halifax Fund, L.P.
6 Securities Purchase Agreement, dated December 9, 1999, between Joseph Giamanco and Halifax Fund, L.P.
7 Securities Conversion Agreement, dated December 9, 1999, between G.H.M., Inc., and EPL Technologies, Inc.
8 Securities Conversion Agreement, dated December 9, 1999, between Joseph Giamanco and EPL Technologies, Inc.
9        Warrant Agreement, dated December 9, 1999, between
         G.H.M., Inc., and EPL Technologies, Inc.
10 Warrant Agreement, dated December 9, 1999, between Joseph Giamanco and EPL Technologies, Inc.
11       Warrant Agreement (for additional warrants), dated
         December 9, 1999, between G.H.M., Inc., and EPL
         Technologies, Inc.
12       Warrant Agreement (for additional warrants), dated
         December 9, 1999, between Joseph Giamanco and EPL
         Technologies, Inc.

                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS


                  The name and present principal occupation or employment of each of the executive officers and directors of G.H.M., Inc., are set forth below. The principal business address of each of the sole director and the officers of G.H.M., Inc., named below is c/o G.H.M., Inc., 74 Trinity Place, New York, New York 10006.

                                   G.H.M., Inc.
                                   ------------

Name and                        Present Principal
Positions Held                  Occupation or Employment
--------------                  ------------------------

Joseph Giamanco                 President, CEO of G.H.M., Inc.
President, CEO and Director


Ronald J. Menello               Senior Vice President of G.H.M., Inc.


Gary A. Herman                  Senior Vice President of G.H.M., Inc.

                                   SCHEDULE II

                       OPEN MARKET TRANSACTIONS IN COMMON
                                    STOCK OF
                             EPL TECHNOLOGIES, INC.
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by G.H.M., Inc.,
---------------------------------

                         Number of
                           Shares           Price per            Total
Date                     Purchased              share          Commission                 Cost
----                     ---------              -----          ----------                 ----
12/3/99                  1,450,677             0.5169               0                   $750,000
12/6/99                   990,000              0.5625             $250                  $556,875
12/6/99                   620,000              0.6875             $250                  $426,250
12/9/99                  309,810.5             0.5229               0                   $162,000
12/9/99                  1,000,000             0.5170               0                   $517,000


Shares Purchased by Joseph Giamanco

                         Number of
                           Shares           Price per            Total
Date                     Purchased              share          Commission                 Cost
----                     ---------              -----          ----------                 ----
11/3/99                     400                0.5938               0                    $335.84
12/3/99                  1,450,677             0.5169               0                   $750,000
12/9/99                  309,810.5             0.5229               0                   $162,000
12/9/99                  1,000,000             0.5170               0                   $517,000


Shares Sold by Joseph Giamanco

                     Number of               Sale                     Purchase
                      Shares               Price per                  Price per
Date                   Sold                  share                      share
----                   ----                  -----                      -----
11/05/99               1000                 $0.7468                    $4.000
11/05/99               1000                 $0.7468                    $4.000
11/05/99               6575                 $0.7468                    $4.000
11/05/99               1425                 $0.7468                    $5.129
11/10/99               3575                 $0.6217                    $5.129
11/10/99               1000                 $0.6217                    $16.287
11/10/99               1500                 $0.6217                    $16.160
11/10/99               1500                 $0.6217                    $16.035
11/10/99               1000                 $0.6217                    $15.911
11/10/99               1000                 $0.6217                    $15.786

11/10/99               1000                 $0.6217                    $15.662
11/10/99               1000                 $0.6217                    $15.412
11/10/99               1000                 $0.6217                    $15.412
11/10/99               1000                 $0.6217                    $15.287
11/10/99               1000                 $0.6217                    $15.537
11/10/99               500                  $0.6217                    $15.168
11/10/99               500                  $0.6217                    $15.168
11/10/99               1000                 $0.6217                    $15.037
11/10/99               750                  $0.6217                    $14.914
11/10/99               500                  $0.6217                    $14.793
11/10/99               750                  $0.6217                    $14.789
11/10/99               750                  $0.6217                    $14.664
11/10/99               250                  $0.6217                    $14.556
11/10/99               425                  $0.6217                    $15.283
11/12/99               2075                 $0.6219                    $15.283
11/12/99               500                  $0.6219                    $14.668
11/12/99               500                  $0.6219                    $14.668
11/12/99               500                  $0.6219                    $14.668
11/12/99               500                  $0.6219                    $14.543
11/12/99               750                  $0.6219                    $14.539
11/12/99               750                  $0.6219                    $14.414
11/12/99               750                  $0.6219                    $14.289
11/12/99               750                  $0.6219                    $14.164
11/12/99               750                  $0.6219                    $14.039
11/12/99               750                  $0.6219                    $13.914
11/12/99               750                  $0.6219                    $13.789
11/12/99               750                  $0.6219                    $13.664
11/12/99               750                  $0.6219                    $13.539
11/12/99               450                  $0.6219                    $13.045
11/12/99               1000                 $0.6219                    $14.037
11/12/99               725                  $0.6219                    $13.912
11/16/99               275                  $0.6218                    $13.912
11/16/99               250                  $0.6218                    $13.556
11/16/99               250                  $0.6218                    $13.556
11/16/99               500                  $0.6218                    $13.418
11/16/99               500                  $0.6218                    $13.293
11/16/99               500                  $0.6218                    $13.168
11/16/99               2250                 $0.6218                    $12.831
11/16/99               2750                 $0.6218                    $12.422
11/16/99               100                  $0.6217                    $12.158
11/16/99               500                  $0.6218                    $11.793
11/16/99               500                  $0.6218                    $11.668
11/16/99               500                  $0.6218                    $11.668
11/16/99               1125                 $0.6218                    $11.786
11/17/99                25                  $0.6208                    $11.786
11/17/99               500                  $0.6211                    $11.543
11/17/99               500                  $0.6211                    $11.418

11/17/99               500                  $0.6211                    $11.293
11/17/99               250                  $0.6211                    $11.181
11/17/99               250                  $0.6211                    $11.181
11/17/99               1000                 $0.6211                    $11.037
11/17/99               500                  $0.6211                    $11.043
11/17/99               100                  $0.6211                    $10.970
11/17/99               900                  $0.6211                    $10.912
11/17/99               475                  $0.6211                    $10.918
11/19/99                25                  $0.6716                    $10.918
11/19/99               500                  $0.6716                    $10.918
11/19/99               500                  $0.6716                    $10.918
11/19/99               250                  $0.6716                    $10.806
11/19/99               500                  $0.6716                    $10.793
11/19/99               300                  $0.6716                    $10.677
11/19/99               250                  $0.6716                    $10.806
11/19/99               500                  $0.6716                    $10.793
11/19/99               450                  $0.6716                    $10.670
11/19/99               750                  $0.6716                    $10.664
11/19/99               750                  $0.6716                    $10.539
11/19/99               250                  $0.6716                    $10.431
11/19/99               500                  $0.6716                    $10.418
11/19/99               250                  $0.6716                    $10.306
11/19/99               500                  $0.6716                    $10.293
11/19/99               250                  $0.6716                    $10.181
11/19/99               250                  $0.6716                    $10.181
11/19/99               250                  $0.6716                    $10.181
11/19/99               250                  $0.6716                    $10.056
11/19/99               1600                 $0.6716                    $11.534
11/19/99               1800                 $0.6716                    $11.379
11/19/99               500                  $0.6716                    $11.418
11/19/99               400                  $0.6716                    $11.421
11/19/99               100                  $0.6716                    $11.345
11/19/99               200                  $0.6716                    $10.063
11/19/99               300                  $0.6716                    $10.074
11/19/99               625                  $0.6716                    $11.958
11/22/99               2875                 $0.6845                    $11.958
11/22/99               250                  $0.6845                    $11.556
11/22/99               500                  $0.6845                    $11.543
11/22/99               250                  $0.6845                    $11.556
11/22/99               500                  $0.6845                    $11.418
11/22/99               500                  $0.6845                    $11.293
11/22/99               750                  $0.6845                    $11.289
11/22/99               250                  $0.6845                    $11.306
11/22/99               750                  $0.6845                    $11.164
11/22/99               750                  $0.6845                    $11.039
11/22/99               750                  $0.6845                    $10.914
11/22/99               150                  $0.6845                    $10.699

11/22/99               350                  $0.6845                    $10.674
11/22/99               500                  $0.6845                    $10.543
11/22/99               500                  $0.6845                    $10.543
11/22/99               500                  $0.6845                    $10.418
11/22/99               500                  $0.6845                    $10.543
11/22/99               1000                 $0.6845                    $10.412
11/22/99               250                  $0.6845                    $10.806
11/22/99               500                  $0.6845                    $10.918
11/22/99               750                  $0.6845                    $10.789
11/22/99               1000                 $0.6845                    $10.662
11/22/99               875                  $0.6845                    $13.256
11/23/99               1125                 $0.6366                    $13.256
11/23/99               500                  $0.6366                    $13.293
11/23/99               1000                 $0.6366                    $10.898
11/23/99               2000                 $0.6366                    $10.821
11/23/99               500                  $0.6366                    $10.831
11/23/99               500                  $0.6366                    $10.768
11/23/99               500                  $0.6366                    $10.706
11/23/99               500                  $0.6366                    $10.643
11/23/99               500                  $0.6366                    $10.643
11/23/99               1000                 $0.6366                    $10.824
11/23/99               1000                 $0.6366                    $10.762
11/23/99               500                  $0.6366                    $10.643
11/23/99               375                  $0.6366                    $10.655
11/24/99               125                  $0.652                     $10.655
11/24/99               1000                 $0.6520                    $10.574
11/24/99               500                  $0.6520                    $10.581
11/24/99               1000                 $0.6520                    $10.574
11/24/99               1375                $0.65204                    $10.509
11/30/99               125                  $0.6218                    $10.509
11/30/99               500                  $0.6218                    $10.518
11/30/99               500                  $0.6218                    $10.518
11/30/99               1500                 $0.6218                    $10.384
11/30/99               2000                 $0.6218                    $10.258
11/30/99               2000                 $0.6218                    $10.133
11/30/99               500                  $0.6218                    $9.893
11/30/99               500                  $0.6218                    $9.893
11/30/99               1000                 $0.6218                    $9.762
11/30/99               875                  $0.6218                    $9.636

Shares Purchased by Ronald J. Menello

               Number of
                 Shares      Price per           Total
Date           Purchased         share         Commission            Cost
----           ---------         -----         ----------            ----

11/12/99        13,000           0.625            $130              $8,255